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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALLOY, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
019855303
(CUSIP Number)
April 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Brightpoint Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		696,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

696,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

696,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1% based on 13,551,405 shares outstanding as of March 23, 2007

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Brightpoint Capital Partners Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		696,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

696,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

696,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1% based on 13,551,405 shares outstanding as of March 23, 2007

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1.     (a)     Name of issuer:
                  Alloy, Inc. (the “Issuer”)
                  (b)     Address of Issuer’s Principal Executive Offices:
                  151 West 26th Street, 11th Floor, New York, New York 10001
Item 2.     (a)     Name of person filing:
                 This statement is filed on behalf of each of the following persons (together, the “Reporting Persons”):
                 (i)     Brightpoint Capital Advisors, LLC (“Brightpoint Advisors”)
                 (ii)    Brightpoint Capital Partners Master Fund, L.P. (“Brightpoint Fund”)
               This statement relates to Shares (as defined below) of the Issuer held by Brightpoint Fund. Brightpoint Advisors is the investment manager for Brightpoint Fund and has been granted discretion over its portfolio investments, including the Shares.
                 (b)     Address of Principal Business Office or, if None, Residence:
                 The address of the principal business offices of each of the Reporting Persons is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131
                 (c)     Citizenship:
                 Brightpoint Capital Advisors, LLC is a Delaware limited liability company and Brightpoint Capital Partners Master Fund, L.P. is a Cayman Islands exempted limited partnership.
                 (d)     Title of Class of Securities:
                 Common Stock, par value $01 per share (the “Shares”)
                 (e)     CUSIP Number:
                 019855303
Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                 (a)     ☐     Broker or dealer registered under Section 15 of the Exchange Act;
                 (b)     ☐     Bank as defined in Section 3(a) (6) of the Exchange Act;

               (c)     ☐     Insurance company as defined in Section 3(a) (19) of the Exchange Act;
               (d)     ☐     Investment company registered under Section 8 of the Investment Company Act;
               (e)     ☐     An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);
               (f)     ☐     An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);
               (g)     ☐     A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);
               (h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i)     ☐     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j)     ☐     Group, in accordance with Rule 13-d-1(b) (1) (ii) (J).
Item 4.     Ownership.
               (a)     Amount beneficially owned:
               As of April 2, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of 696,800 Shares.
               (b)     Percent of class:
               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding (based upon information provided by the issuer in its most recently filed annual report on Form 10-K filed on April 2, 2006, there were 13,551,405 Shares outstanding as of March 23, 2007).
               (c)     Number of shares as to which the person has:
                    (i)     Sole power to vote or to direct the vote:
                    0
                    (ii)     Shared power to vote or to direct the vote:
                    696,800
                    (iii)     Sole power to dispose or to direct the disposition of:
                    0
                    (iv)     Shared power to dispose or to direct the disposition of:
                    696,800
Item 5.     Ownership of Five Percent or Less of a Class.
     This Item 5 is not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
     This Item 6 is not applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     This Item 7 is not applicable.
Item 8.     Identification and Classification of Members of the Group.
     This Item 8 is not applicable.
Item 9.     Notice of Dissolution of Group.
     This Item 9 is not applicable.
Item 10.     Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[The remainder of this page intentionally left blank.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIGHTPOINT CAPITAL ADVISORS, LLC
Date: April 12, 2007	By:	/s/ Richard Siegel
		Name:	Richard Siegel
		Title:	General Counsel

BRIGHTPOINT CAPITAL PARTNERS MASTER FUND, L.P.

	By:	BRIGHTPOINT CAPITAL (CAYMAN) GP LIMITED
	Its:	General Partner

Date: April 12, 2007	By:	/s/ Sami Mnaymneh
		Name:	Sami Mnaymneh
		Title:	Director

Exhibit A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Alloy, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of April, 2007.

BRIGHTPOINT CAPITAL ADVISORS, LLC
Date: April 12, 2007	By:	/s/ Richard Siegel
		Name:	Richard Siegel
		Title:	General Counsel

BRIGHTPOINT CAPITAL PARTNERS MASTER FUND, L.P.

	By:	BRIGHTPOINT CAPITAL (CAYMAN) GP LIMITED
	Its:	General Partner

Date: April 12, 2007	By:	/s/ Sami Mnaymneh
		Name:	Sami Mnaymneh
		Title:	Director